

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 26, 2017

<u>Via E-mail</u>
Mark J. Murphy
Chief Financial Officer
Qorvo, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409

> **Re:** **Qorvo, Inc.**
> **Form 10-K for the Fiscal Year Ended April 2, 2016**
> **Filed May 31, 2016**
> **File No. 001-36801**

Dear Mr. Murphy:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery